FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Translation of registrant’s name into English)

22nd Floor, Building No.1,
Capital A Partners, No.20 Gong Ti East Road,
Chaoyang District Beijing 100020,
The People’s Republic of China
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

In July 2008, Ninetowns Internet Technology Group Company Limited (the “Company”) issued the press releases furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Tommy S. L. Fork
Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date: July 25, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated July 8, 2008, regarding the Company’s announcement of appointment of new independent board member
99.2	Press release dated July 15, 2008, regarding the Company’s scheduling of fiscal year 2007 results conference call